SEARCHHELP, INC.
                          1055 Stewart Avenue, Suite 12
                            Bethpage, New York, 11714

                                                                 August 25, 2005

BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re:   SearchHelp, Inc.
            (File No. 333-97687)
            Form RW - Withdrawal

Ladies and Gentlemen:

Pursuant to the General Rules and Regulations under the Securities Act of 1933, as amended, SearchHelp, Inc. (the "Registrant") on June 7, 2005, submitted electronically via the EDGAR system its Post Effective Amendment No. 6 to its Form SB-2 for securities to be registered pursuant to the Securities Act of 1933, as amended (including earlier amendments, the "Registration Statement").

No securities to be registered under the Registration Statement have been sold. Accordingly, we hereby respectively request, on behalf of the Registrant, the withdrawal of the Registration Statement filed on June 7, 2005.

                                        Sincerely,


                                        /s/ William Bozsnyak
                                        --------------------
                                        William Bozsnyak
                                        Chairman and Chief Executive Officer